Mail Stop 3561

      April 11, 2006

Via Fax and U.S. Mail

Ron Digiacomo, Esq.
Senior Vice President and General Counsel
USAA Acceptance, LLC
10750 McDermott Freeway
San Antonio, Texas 78288

Re:	USAA Acceptance, LLC
	Amendment No. 1 to Registration Statement on Form S-3
	Filed March 17, 2006
	File No. 333-131356

Dear Mr. Digiacomo:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Base Prospectus

Sponsor, Seller and Servicer, page 26
1. We note the disclosure you added at the bottom of page 26 regarding USAA outsourcing administrative functions to third party providers. Confirm you will provide information pursuant to Item 1108 of Regulation AB for any material servicer. Refer to Item 1108(a)(2)(iv) and 1108(a)(3) of Regulation AB.

Certain Federal Income Tax Consequences, page 74

Tax Consequences to Holders of the Notes, page 75
2. We note your response to our prior comment 10 and related disclosure. If you are unable to opine on the material tax consequences of certain classes of subordinate notes and these are registered notes, clearly state in your opinion that you are unable to opine on a particular tax consequence, discuss why counsel is unable to opine on that tax consequence, and discuss the possible outcomes and risks to investors of that tax consequence.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3210.

      Sincerely,



      Susan Block
      Attorney-Advisor



cc:  Renwick Martin, Esq.
      Sidley Austin Brown & Wood LLP



Ron Digiacomo, Esq.
USAA Acceptance, LLC
April 11, 2006
Page 1